December 1, 2021

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on October 18, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 808, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on September 10, 2021 for the purpose of registering shares of the WisdomTree Artificial Intelligence and Innovation Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Prior to launching the Fund, please provide the Staff with the (i) Index methodology and, if applicable, disclose if the Index is created or sponsored by an affiliate of the Registrant; and (ii) list of Index constituents.

Response: The Registrant has provided the Staff with the Index methodology and list of Index constituents via email on November 24, 2021. The Registrant confirms that the Index is created by an affiliate of the Adviser and refers to disclosure in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Objective” and the “Management – Investment Adviser” sections of the Prospectus, which include disclosure relating to the relationship between the Adviser and WisdomTree Investments, Inc., the Index Provider.

WisdomTree Asset Management, Inc. 230 Park Avenue, New York, NY 10169 | 212-801-2080 Tel 212-801-2081 Fax

2.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s completed fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.45%
1	Other Expenses are based on estimated amounts for the current fiscal year.

3.	Comment: The Staff notes that the “Principal Risks of Investing in the Fund” section includes risk disclosure related to emerging markets. Please confirm whether the Fund will invest in securities of emerging markets issuers as part of its principal investment strategy and, if applicable, add corresponding disclosure to the “Principal Investment Strategies of the Fund” section.

Response: The Registrant confirms that the Fund will invest in emerging market securities as part of its principal investment strategy and has added corresponding disclosure to the Fund’s principal investment strategy.

4.	Comment: With respect to the four prongs in the third paragraph of the “Principal Investment Strategies” section that are used to determine the Index constituents, please confirm that the 50% revenue test from Artificial Intelligence Activities applies to each of the four prongs (i.e., software companies included in the Index will derive 50% of their revenue from artificial intelligence (AI) activities).

Response: To be eligible for inclusion in the Index as a company focused on AI technology, a company must derive at least 50% of its revenue from one or more of the three Artificial Intelligence Activities described in the third paragraph of the Fund’s principal investment strategy (i.e., the production and/or development of (i) AI software, (ii) semiconductors, including semiconductor equipment and technology, and (iii) other hardware and technology essential to AI applications). The Registrant has removed the fourth prong (i.e., diversified exposure to the AI and machine learning space) from its definition of Artificial Intelligence Activities. Accordingly, the Registrant has revised the Fund’s principal investment strategy to clarify the definition of “Artificial Intelligence Activities” and the application of its 50% revenue test relative to companies focusing on AI technology.

5.	Comment: The Staff notes that “Artificial Intelligence Activities” is a defined term. Please also define “artificial intelligence”.

Response: The Registrant has added the requested disclosure to the Fund’s principal investment strategy.

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6.	Comment: The Staff notes that the last sentence of the third paragraph in the “Principal Investment Strategies of the Fund” section notes the following: “These Artificial Intelligence Activities are described in detail in the “Additional Information About the Fund’s Investment Strategies” section of the Prospectus.” This does not appear to be true as the Item 9 description only repeats the language provided in Item 4. Please reconcile or revise the disclosure.

Response: The Registrant notes that the Item 9 description of Artificial Intelligence Activities expands the Item 4 disclosure by providing examples for each of the three types of Artificial Intelligence Activities. Accordingly, the Registrant believes that the last sentence of the third paragraph in the Fund’s principal investment strategy remains accurate and has not revised the referenced disclosure in Item 9.

7.	Comment: With respect to the ESG screens in the seventh paragraph of the “Principal Investment Strategies of the Fund” section, consider adding the following in Item 9:

(a)	Please describe the norms and standards referenced in (i), including by providing some examples. The current disclosure is very open-ended and does not allow an investor to understand how companies will be excluded. The disclosure should also define the United Nations and Global Standards Screening guidelines.

(b)	Please define “significantly” for purposes of (ii), (iii) and (iv). For example, does it depend on a percentage of revenue derived from the listed activities? Please specifically state the percentage screens that would result in exclusion.

(c)	Please disclose the additional ESG criteria screens in (v). The Staff notes that the current language is too open-ended, and it is not clear what it includes or excludes.

Response: The Index Provider has removed ESG criteria from the Index methodology. Accordingly, the Registrant has deleted the discussion of ESG criteria from the Fund’s principal investment strategy.

8.	Comment: Please revise the last paragraph of the “Principal Investment Strategies of the Fund” section to disclose the industries of concentration.

Response: The Registrant has made the requested change.

9.	Comment: The Staff notes that ESG risk is not included in the “Principal Risks of Investing in the Fund” section. Please add ESG risk as a principal risk of the Fund or explain why a risk factor is not appropriate.

Response: As noted in response to Comment 7, the Index Provider has removed ESG criteria from the Index methodology. Accordingly, the Registrant has not added ESG Risk as a principal risk of the Fund.

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10.	Comment: Please complete all missing information in the “Management” section of the Prospectus as well as the SAI.

Response: The Registrant has completed all missing information in the Prospectus and SAI.

* * * * *

Sincerely,

/s/ Joanne Antico
Joanne Antico, Esq.
Assistant Secretary

cc:	W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)
Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)
K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

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